December 16, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Re:	Toreador Resources Corporation
Registration Statement on Form S-3
File No. 33-163067
Filed November 12, 2009

Dear Mr. Schwall:

Toreador Resources Corporation (the “Company”) submits this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 3, 2009 (the “Comment Letter”) relating to the above-referenced filing.  We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.  Defined terms used herein without definition have the meanings ascribed to them in the Registration Statement on Form S-3 (the Form S-3”).  Simultaneously with this letter, the Company is filing Amendment No. 1 to the Form S-3 (the “Amendment”), which reflects the changes made in response to the comments of the Staff.  We have enclosed four copies of the Amendment, two of which have been marked to show changes from the original filing.

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Description of Purchase Contracts and Share Purchase Units, page 13

1.             We note that the share purchase units may consist of a share purchase contract and, among other securities, the “debt obligations of third parties.” Please explain how you plan to comply with the registration requirements of the Securities Act in effecting the distribution of those third party securities.  Provide us with an analysis as to whether you are required to register these third party obligations, and tell us whether you will obtain and file a legal opinion regarding any third party debt securities included in the stock purchase units.

Response: The Form S-3 has been revised in response to the Staff’s comment to reflect that the share purchase units will not consist of debt obligations of third parties.

2.             We also note that the share purchase units may consist of a share purchase contract and “any other security described in the applicable prospectus supplement.”  Please identify these other securities and advise us whether you are registering the offer and sale of such securities on this registration statement.

Response: The Form S-3 has been revised in response to the Staff’s comment to reflect that the share purchase units will not consist of any other securities other than the securities of which the offer and sale is being registered on the Form S-3.

Where You Can Find Additional Information, page 16

3.             Please revise your filing to incorporate by reference the current report on Form 8-K that you filed on December 2, 2009.  See Securities Act Forms Compliance and Disclosure Interpretations Question 123.05, available at:

http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Response: The Form S-3 has been revised in response to the Staff’s comment.

Exhibit 5.1

4.             Please note that each time you do a takedown of any of these securities, you must file a clean opinion of counsel as an exhibit for any securities you are taking down.  Please confirm that you will file the appropriate opinions.

Response: We confirm that we will file the appropriate opinion each time we do a takedown of these securities.

5.             We note counsel’s statement in the final paragraph that the opinion is for your use only and may not be furnished, quoted, or relied upon by any other person or entity without counsel’s prior written consent.  Please obtain and file a revised legal opinion that does not include this statement, as investors are entitled to rely on the legal opinion provided in connection with this offering.

Response:  The legal opinion has been revised in response to the Staff’s comment.  Please see Exhibit 5.1.

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Should members of the Staff have any questions or require any additional information, please do not hesitate to contact me at +33 147 033 424.

Sincerely,

/s/ Craig M. McKenzie
Craig M. McKenzie
Chief Executive Officer